PRESS RELEASE	CONTACT:	Joseph Putaturo – Panamá
Director-Investor Relations
(507) 304-2677

Copa Holdings Announces Proposed Secondary Public Offering of Class A Common Stock

PANAMA CITY, March 18, 2010 — Copa Holdings, S.A. (NYSE: CPA) announced today the proposed secondary public offering of 1,600,000 of its Class A non-voting shares by selling shareholder Corporación de Inversiones Aéreas, S.A. or CIASA. The underwriter has an over-allotment option to purchase up to an additional 240,000 shares from CIASA. After completion of the proposed offering, CIASA will continue to hold all of the outstanding Class B voting shares of Copa Holdings and approximately 0.7% of the outstanding Class A shares if the underwriter does not exercise the over-allotment option or no Class A shares if the underwriter exercises the over-allotment option in full.  Copa Holdings will not receive any proceeds from the offering.

Morgan Stanley & Co. Incorporated is acting as sole book-running manager and underwriter for the offering.

The offering is being made pursuant to an effective shelf registration statement (including a prospectus) filed with the Securities and Exchange Commission, or SEC. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer and the underwriter participating in this offering will arrange to send you the prospectus if you request it by emailing prospectus@morganstanley.com or by contacting the prospectus department at Morgan Stanley & Co. Incorporated, 180 Varick Street, Second Floor, New York, NY 10014, Attention: Prospectus Department, telephone: toll free at 1-866-718-1649.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Copa Holdings, through its Copa Airlines and AeroRepublica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 152 daily scheduled flights among 45 destinations in 24 countries in North, Central and South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 120 other   destinations through codeshare arrangements with Continental Airlines, Inc. pursuant to which each airline places its name and flight designation code on the other’s flights. Through its Panama City hub, Copa is able to consolidate passenger traffic from multiple points to serve each destination effectively.